SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

ENGELHARD CORPORATION

(Name of Subject Company)

IRON ACQUISITION CORPORATION

an indirect wholly owned subsidiary of

BASF AKTIENGESELLSCHAFT

(Names of Filing Persons - Offeror)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Hans-Ulrich Engel

Iron Acquisition Corporation

100 Campus Drive
Florham Park, NJ  07932
(973) 245-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller	Peter D. Lyons, Esq.
BASF Aktiengesellschaft	Clare O’Brien, Esq.
67056 Ludwigshafen	Alberto Luzarraga, Jr., Esq.
Germany	Shearman & Sterling LLP
(+49 621) 604-8230	599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*                 Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).

**          Calculated as 0.0107% of the transaction value.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                        Check the appropriate boxes to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

                        Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, and 7 (as so amended, the “Schedule TO”) by Iron Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Parent”).  The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Engelhard Corporation, a Delaware corporation (the “Company”), and the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent  (the “Rights Agreement”), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 and as subsequently amended (the “Offer to Purchase”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.                    Terms of the Transaction.

                Item 4 of the Schedule TO is hereby amended and supplemented as follows:

Section 1 — Terms of the Offer; Expiration Date — of the Offer to Purchase is hereby amended and supplemented as follows:

                The following is hereby added to the end of the first paragraph of Section 1 of the Offer to Purchase:

“On March 6, 2006, Parent and Purchaser announced that they had extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Friday, March 17, 2006.  The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 3, 2006.  As of the 5:00 p.m., New York City time, on March 3, 2006, a total of 649,277 Shares had been tendered and not withdrawn from the Offer.”

                The press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(24).

Item 5.                    Past Contacts, Transactions, Negotiations and Agreements.

                Item 5 of the Schedule TO is hereby amended and supplemented as follows:

                Section 10 — Background of the Offer; Contacts with the Company — of the Offer to Purchase is hereby amended and supplemented as follows:

                The following paragraph is hereby added immediately following the last paragraph of Section 10 of the Offer to Purchase:

                “Parent has been unable to reach agreement with the Company on the terms of a confidentiality agreement, a draft of which was first sent by the Company to Parent on February 20, 2006.

The draft confidentiality agreement originally sent by the Company contained a full standstill provision that would have required Parent and Purchaser to terminate the Offer and not purchase any Shares or proceed with a proxy or consent solicitation for one year.  Parent and the Company subsequently came to an agreement in principle with respect to the purchase of Shares but were unable to agree upon when Parent would be able to proceed with a proxy or consent solicitation.  The Company insisted that Parent agree that (a) the Annual Meeting be delayed until June 2, 2006, (b) no proxy solicitation materials be mailed to stockholders by Parent, Purchaser or the Company prior to May 1, 2006 and (c) Parent and Purchaser not file consent solicitation materials, or otherwise solicit the written consents of stockholders with respect to the Stockholder Consent Resolutions, prior to June 12, 2006 before Parent and Purchaser could be granted access to non-public information.  Parent offered a compromise that would have given the Company until April 1, 2006 before mailing proxy solicitation materials or commencing a consent solicitation and until May 5, 2006 before delivering any written consents, other than Purchaser’s written consent, to the Company (and thus making them effective) so long as (x) the Annual Meeting is held on May 4, 2006, as currently required by the Bylaws, and (y) the Company does not take any action to adversely affect Purchaser’s ability to solicit written consents with respect to the Stockholder Consent Resolutions.  The Company refused Parent’s proposal, and in light of this refusal it now appears unlikely that Parent and Purchaser will gain access to non-public information that could possibly provide the basis for an increase in the Offer price by as much as $1.00 per Share.”

Item 11.                 Additional Information.

                Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15 — Certain Legal and Regulatory Approvals — of the Offer to Purchase is hereby amended and supplemented as follows:

The following sentence is hereby added to the end of the ninth paragraph of Section 15 of the Offer to Purchase:

“As of March 3, 2006, all antitrust filings have been made and all clearances and approvals of the relevant Governmental Authorities in the aforementioned jurisdictions necessary for the consummation of the Offer and the Merger (except for South Africa and South Korea which are expected shortly) have been obtained.”

Item 12.                 Material to Be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*
(a)(24)	Press release issued by Parent on March 6, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*  Previously filed

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2006

IRON ACQUISITION CORPORATION

By:	/s/ Hans-Ulrich Engel
	Name:	Hans-Ulrich Engel
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2006

BASF AKTIENGESELLSCHAFT

By:	/s/ Dr. Jürgen Hambrecht
	Name:	Dr. Jürgen Hambrecht
	Title:	Chairman of the Board of Executive Directors

BASF AKTIENGESELLSCHAFT

By:	/s/ Dr. Kurt Bock
	Name:	Dr. Kurt Bock
	Title:	Member of the Board of Executive Directors

EXHIBIT INDEX

Exhibit No.

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*
(a)(24)	Press release issued by Parent on March 6, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*  Previously filed